Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 001-37764),

TiVo Inc. (Commission File No. 000-27141), and

Titan Technologies Corporation (Commission File No. 001-37764)

On Thursday, July 29, 2016, Rovi Corporation held a conference call to discuss its financial results for the second quarter of 2016. A transcript of the conference call is provided below.

Operator

Good afternoon. My name is Mariana, and I will be your conference operator today. At this time, I would like to welcome everyone to the Rovi Corporation 2016 Second Quarter Results Conference Call. [Operator Instructions] I would now like to turn the call over to Peter Ausnit, Vice President of Investor Relations.

Peter C. Ausnit

Vice President of Investor Relations

Operator, thank you. Good afternoon, everyone, and thank you for joining our call. I’m Peter Ausnit, Rovi’s Vice President of Investor Relations. Today, I’m joined by Tom Carson, our President and CEO; and Peter Halt, our Chief Financial Officer. Additionally, John Burke, our COO and EVP, will be available during Q&A.

During this conference call, we will be making forward-looking statements, including statements regarding the expected timetable for completing the company’s acquisition of TiVo, that are not statements of historical fact, including statements that use the words will, believes, anticipates, estimates, expects, intends or similar words that describe the company’s or its management’s future plans, objectives or goals, are forward-looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, the company’s estimates of future revenues, earnings and expenses, business strategies and anticipated contract signings.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with the company’s ability to successfully execute on its strategic plan and customer demand for and industry acceptance of the company’s technologies and integrated solutions. The timing of completion of the TiVo transaction could be delayed due to the timing of the receipt of stockholder approval of either Rovi or TiVo and by litigation related to the transactions. Such factors are further addressed in the company’s latest quarterly report on Form 10-Q and other such documents as are filed with the Securities and Exchange Commission from time to time, available at www.sec.gov. The company assumes no obligation, except as required by law, to update any forward-looking statements.

This presentation includes non-GAAP financial measures. This presentation is not intended to be a substitute for Rovi’s financial results presented in conformity with generally accepted accounting principles in the United States, and investors and potential investors are encouraged to review the reconciliation of GAAP to non-GAAP financial measures included in our earnings release. The most directly comparable GAAP information and reconciliations between GAAP and non-GAAP figures are included in the Q2 2016 earnings press release which has been furnished to the SEC on Form 8-K, and is available on the Investor Relations section of Rovi’s webpage at rovicorp.com. The live webcast of this conference call is available in the Investor Relations section of Rovi’s webpage and a replay of the audio webcast will be available on the website shortly after this webcast ends. And it will remain on the website until our next quarterly earnings call.

Now I would like to turn the call over to our CEO, Tom Carson.

Thomas Carson

Chief Executive Officer, President and Executive Director

Thank you, Peter. Good afternoon, everyone, and thank you for joining our Q2 earnings call.

I’ll start with a high-level view of Rovi’s stand-alone second quarter result and momentum going into the second half.

Then Peter Halt will discuss our financial results and our full year stand-alone estimates in detail. I’ll close with a review of our second quarter accomplishment and an update of our progress with the TiVo acquisition. Then we will open up the call for questions.

In Q2, Rovi delivered stronger-than-anticipated second quarter results, in large part due to our Verizon IP license renewal, as well as our continuing cost control initiatives.

With this renewal, Rovi now has 8 of the top 10 U.S. pay-TV providers under license with 6 of those having entered into agreement in the last 6 quarters.

During the second quarter, we also saw leading service providers launch products powered by our cutting-edge Conversation Services voice discovery platform. Announced as design wins last year, these deployments set us up for future growth.

Both our IP and Product businesses demonstrated momentum in the second quarter, which are strong positives going into the second half.

Now Peter will discuss our Q2 results, including our meaningful sequential growth. Peter?

Peter C. Halt

Chief Financial Officer

Thank you, Tom. Second quarter revenues of $125.2 million, while down slightly when compared to the second quarter of 2015, were better than anticipated. This was due in large part to the Verizon IP license renewal Tom mentioned earlier, which also contributed catch-up revenues for Q1, when Verizon was out of license.

On a sequential basis, Q2 revenues increased $6.9 million. If you exclude the $5 million dollar drop in revenues from Comcast, primarily due to the loss of advertising and TVE IP licensing revenues, and the $4.8 million decline in ACP revenues, Rovi’s core licensing and product businesses grew almost $16.5 million sequentially.

In terms of our sales verticals, Service Provider revenues of $105.4 million were up 3.7% when compared to the second quarter 1 year ago. This increase was due primarily to agreements which include catch-up payments and the benefit of certain MSO households being acquired by licensees paying higher effective rates and revenue from patent sales. This past year, we have expanded our IP business strategy of monetizing our intellectual property to include the sale of select patent assets. As patent sales now represent a component of our ongoing operations and activities to monetize our IP, the related proceeds from patent sales are recognized as revenue.

These gains were partially offset by Comcast being out of license in the quarter and came against a difficult compare with the prior period benefiting from a significant sale of IPG licenses to a third party.

While Service Provider revenues were up, Consumer Electronics revenues were down $5.4 million from Q2 2015, primarily due to general weakness in Consumer Electronics and continuing lower market share for Rovi’s licensees.

Other revenues of $1.4 million continue their expected decline and were down 40% year-on-year, as revenues from our legacy analog products continue to decline.

In terms of our business segment, IP licensing revenues of $67.7 million were down $2 million dollars year-over-year, again primarily due to lower CE licensing revenue. Product revenues of $57.5 million were down less than 1% versus the second quarter of 2015, primarily due to aforementioned anticipated decline in ACP revenues.

Turning to costs. We continue to focus on operating efficiently and keeping a disciplined and prudent cost structure. In Q2 2016, GAAP total COGS and operating expenses were $115.1 million, down almost 1% from the prior year. Non-GAAP total COGS and operating expenses, including depreciation, were $78.7 million, a decrease of $3.3 million or 4% from the prior year. This year-on-year decrease was a function of continuing cost reduction efforts, which more than offset an increase in litigation expenses.

Our balance sheet continues to be very strong, providing strategic flexibility as we continue to work to close our remaining major licensing agreements. We ended Q2 with over $354 million of cash and liquid investment, up $50 million in Q1.

In terms of debt, as discussed last quarter, as a result of last year’s refinancing and deleveraging activities, our earliest maturity isn’t until 2020.

Turning to our estimates and our non-GAAP presentations. After reviewing the SEC’s recently issued guidance on non-GAAP financial measures, we decided to revise our non-GAAP financial measures to remove per share amounts. To conform with the SEC’s recent interpretations on non-GAAP presentation, our revised non-GAAP presentation focuses on non-GAAP pretax income. In addition to providing non-GAAP pretax income for the current period, we are also providing full year estimates of non-GAAP pretax income, expected cash taxes and non-GAAP diluted weighted average shares outstanding for the year.

Taken together, we believe these metrics will allow investors to derive additional non-GAAP metrics, should they be of interest, including our previously provided non-GAAP EPS.

For investors interested in calculating the measure we previously provided as non-GAAP EPS, the first step is to calculate what we previously referred to as our cash tax rate. This rate is calculated by dividing expected annual cash taxes by annual non-GAAP pretax income and can be applied to our quarterly non-GAAP pretax income as a reasonable proxy for the quarterly non-GAAP income tax expense we previously provided. This can then be used to derive non-GAAP net income and non-GAAP EPS financial metrics we used to report.

It’s important to note these changes are only being made on a prospective basis. This does not impact any of our previously reported financial results nor is there a change in Rovi’s stand-alone 2016 expectations.

In terms of our second quarter 2016 results, on a non-GAAP basis, non-GAAP pretax income was $36.9 million, up $0.5 million from $36.4 million in the second quarter of 2015.

In terms of our expectations, on a stand-alone basis, we continue to anticipate fiscal year 2016 revenues of $490 million to $520 million and non-GAAP pretax income of $130 million to $156 million. We estimate incurring $17.5 million to $18.5 million in cash taxes based on our 2016 operating expectations.

For the full year 2016, we expect non-GAAP diluted weighted average shares outstanding to be approximately 83.5 million shares.

In terms of timing, we continue to anticipate most of our revenue growth to occur in the latter part of the year.

Now back to Tom.

Thomas Carson

Chief Executive Officer, President and Executive Director

Thanks, Peter. In addition to our Verizon renewal, as we mentioned on our last call, we renewed our IP license agreement with Canada’s largest cable TV provider in Q2. Additionally, we continued to work on a renewal with DISH and, while the negotiations are complex, we’re working hard to renew the DISH IP licensing agreement on terms that are in the long-term interests of Rovi.

Closing complex deals on satisfactory terms can take time and patience. For example, Sony and Verizon, 2 significant licensees, went out of license in the past 12 months. In both cases, they took a couple of quarters past expiration to relicense them with the appropriate terms. I believe these examples highlight our commitment to getting the right deals for Rovi, even if it means we are out of license for a period of time. Our focus continues to be on creating long-term sustainable revenues.

Regarding Comcast, our litigation continues and we plan to pursue it to conclusion or until Comcast takes an appropriate license. Currently, the cases are proceeding with various pretrial matters, primarily focused on procedural issues relating to the appropriate venue for this litigation. Regardless of the ultimate venue, we remain confident in the substantial merits of our litigation against Comcast. Presently, we expect our hearing before the International Trade Commission to begin in late December of this year, and we expect the first trial in Eastern District of Texas to begin toward the end of 2017.

Our product business also had a productive quarter.

Starting with discovery. Earlier this month, DISH launched its new voice remote on a nationwide basis. Announced as a design win last year, we are pleased to see Rovi’s semantic-based conversation services powering the new remote, which is available with new set-top boxes.

Additionally, another top 10 North American service provider launched a mobile app which also utilizes Rovi’s Conversation Services to search for shows and movies using just the subscriber’s voice. Similar to DISH, this design win was announced last year and we’re pleased to see this product now being deployed. We look forward to these deployments generating revenues in 2017 and beyond.

Also, in the quarter, we launched the Fan TV app with voice search on iOS mobile, Android mobile and Android TV. We’re pleased that the app was selected by Apple and Google for App Store promotion in June and July, respectively. Our Fan TV platform gained a significant design win with Evolution Digital announcing a new hybrid set-top box that enables cable service providers to gain access to Rovi’s enhanced metadata, search and recommendation engines.

We are excited to support these innovative products, and our usage-based revenue sets Rovi up for growth from these initiatives in 2017.

Lastly, 2 North American service providers launched our new i-Guide UI, which provides a full HD discovery experience.

Turning to analytics. As we mentioned in February, analytics revenues nearly doubled in 2015 and has continued to grow rapidly in 2016. Based on continued traction, we expect additional strong growth in 2017.

During the quarter, Rovi Promo Optimizer added 4 national television networks, bringing the total to 10. Promo Optimizer uses viewing data to help networks place ads for shows, and our growth affirms the value of our tool. Rovi Operator Insights also with 5 new customers, which is a substantial increase on a sequential basis and expands our viewing data footprint. Expanding our viewing data footprint provides meaningful operational and strategic benefits and allows Rovi to provide statistically relevant insights to our customers in most major North American DMAs. With more customers and more viewing data coming onboard, our analytics business is well positioned for continued growth.

Lastly, on metadata, an existing customer that uses Rovi music metadata to power their very popular music app, expanded its use of Rovi Metadata to include video metadata for its new video content discovery service.

We also signed a strategic alliance with the Vista Electronica leading Brazilian metadata provider, thus enabling us to further expand distribution of Rovi metadata in the region.

Regarding the TiVo acquisition, we remain on the time line outlined at the announcement. Early in July, the Federal Trade Commission and the antitrust division of the Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Additionally, we anticipated we’ll be mailing proxies soon and look forward to a stockholder vote sometime in late Q3. We are very excited about this transaction, which we believe will establish us as an industry leader in advanced user interface solutions as well as best-of-breed metadata and data analytics and strengthens our intellectual property portfolios.

On a pro forma basis, as detailed in our investor deck in the investors section of our website, we expect to have revenues of over $800 million and adjusted EBITDA of approximately $235 million, after purchase accounting adjustments. We also continue to expect to generate over $100 million of cost synergies with 65% coming within 12 months of closing. The synergies are an addition to roughly $30 million dollars in cost reduction and margins improvement, already plan by TiVo in 2016. As discussed, when we announced this deal, we expect this transaction to be accretive within the first 12 months.

In summary, we continue to execute our plan to renew our major IP licenses, build our product business and close the acquisition of TiVo Inc. in the third quarter of 2016.

Over the last 6 quarters, we closed major IP licensing agreements with leading global service providers and CE manufacturers including AT&T, Charter, Frontier, Mediacom, Sony, Sky, Time Warner Cable and Verizon. Leading North American service providers like DISH are deploying our cutting-edge services, and we are on the cusp of closing the TiVo acquisition.

It is an exciting time for Rovi and we look forward to speaking with you in coming weeks and within a few months to reporting our next quarter as TiVo Corporation.

Now we will open the call up to questions. Operator?

Operator

[Operator Instructions] Your first question comes from the line of Sterling Auty with JPMorgan.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

A few questions. One, I’m kind of curious. In terms of the TiVo acquisition process, you have the ability to, either in a data room or other aspects, have parties from both sides actually start early planning on how you’re going to knock out those cost synergies.

Peter C. Halt

Chief Financial Officer

We — Sterling, we are actually working together on integration planning in terms of all the back office operations and the front office operations. Clearly, we’re limited towards dealing with how to run the business. We absolutely are working with them in terms of how the cost will be structured.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

So there’ll be kind of a first 100-day plan or something that you’ll hit the ground running right on first day of close?

Peter C. Halt

Chief Financial Officer

On the first day of close, we’ll be ready to start working together, yes.

Sterling P. Auty

JP Morgan Chase & Co, Research Division

All right, great. And then on the Comcast litigation, you mentioned the trial should be ready to go in the Eastern District Texas later 2017. But is there any early sense procedurally in terms of when discovery might begin once the hearings on jurisdiction are done and when the claims construction process may begin?

Peter C. Halt

Chief Financial Officer

The more relevant one for us in terms of discovery is the ITC, which would go into trial in late ‘16. So you can anticipate that both parties have to be moving very shortly on that front.

Operator

Your next question comes from the line of Mike Olson with Piper Jaffray.

Michael Joseph Olson

Piper Jaffray Companies, Research Division

With DISH, would you suggest that the discussions are more economic? Or are they questioning the validity of the patents despite the recent renewals they’ve had with many other large service providers?

Thomas Carson

Chief Executive Officer, President and Executive Director

No. I think, obviously, the fact that we have a pattern now of having the top 8 service providers licensed and doing, frankly, 6 deals in the last 6 quarters, I think, validates the patent portfolio in a very material way. So I think the best way to characterize is just what you said. We have moved beyond the patent discussions and we’re really engaged, I think, in a pretty meaningful dialogue around a future patent license. There is meaningful engagement at very high levels on both sides of the table.

Michael Joseph Olson

Piper Jaffray Companies, Research Division

Okay. And then regarding Comcast, sounds like unless there’s some sort of breakthrough, it would be very unlikely that we would see Comcast revenue until mid-2017 or after. Is that kind of how you’re thinking about it?

Peter C. Halt

Chief Financial Officer

Well, keep in mind, we do continue to recognize revenue related to our relationship on the product side around data from Comcast. But in terms of an intellectual property license, at this point in time, the path we’re following is litigation, so I wouldn’t anticipate clearly in 2016 and I won’t comment on timing for ‘17.

Operator

Your next question comes from the line of Eric Wold with B. Riley.

Eric Christian Wold

B. Riley & Co., LLC, Research Division

One follow-up question on the kind of the ITC and the court. So do you have a sense of if the ITC is expected to start at the end of this year, what, either historically or what you’ve heard from them, what is the expected timing of a decision out of them would be relative to the start of the court trial? Meaning, can you get the decision of ITC before the end of ‘17? And if so and it’s in your favor, how would that impact the court hearing — or the court trial?

Thomas Carson

Chief Executive Officer, President and Executive Director

Well, I think what we’ve said really for both the ITC and the District Court cases is that, generally speaking, an ITC case is 15 to 18 months from the time they start, so we’re 3 months into it at this point. So it gives you at least some indication of where you think you’ll get a decision. Clearly, the benefit of the ITC case is that it moves much more quickly, so we would hope that prompts the other side to potentially want to come back to the table. District Court cases, as you know, take longer and we’ve said generally it’s a 3-year process in terms of trying to get to a final outcome there. And obviously, that’s fluid based on what the court dockets look like.

Eric Christian Wold

B. Riley & Co., LLC, Research Division

Okay. And then second question, just looking at the — on the CE side, obviously, they’ve been in decline for some time. Maybe discuss some of the opportunities you think you have to reverse those trends, if possible, kind of heading into ‘17 and beyond, both as a stand-alone entity as Rovi and also in combination with TiVo.

Thomas Carson

Chief Executive Officer, President and Executive Director

Yes. Look, I think a couple of things. I think, one, if you look at the historical Rovi business for Consumer Electronics, it was very much concentrated with the big players in Japan, very concentrated with the big players in Korea and they historically had dominated a significant part of the marketplace. I think where we’re turning our licensing attention to is really the other places like China, where you have a significant amount of product now coming out of. So I’d say the push is there. Two, the one thing we like clearly with the technology that we have with Rovi, particularly the Fan TV platform and things like metadata and what the TiVo guys bring to party, is that it opens up a broader opportunity, we think, for a relationship on any kind of connected television device or any kind of connected consumer electronics device. So we think the portfolio of products that we have and technologies we have, particularly those that are Internet protocol-based type of products, gives us an opportunity to go after it, but a lot of the focus is going to be in those other areas that consumer electronics manufacturing is moving to and also to territories where those products are shipped to.

Operator

[Operator Instructions] And your next question comes from the line of James Medvedeff with Cowen and Company.

James David Medvedeff

Cowen and Company, LLC, Research Division

So the first thing I want to do is if we can parse through this non-GAAP EPS conundrum. If I’m doing — just tell me if my math is correct. It looks, based on the full year guidance, that the tax rate, non-GAAP tax rate, should be somewhere between 12.5% and 13%. Is that right?

Peter C. Halt

Chief Financial Officer

That is correct. At the midpoint, it calculated to 12.6%.

James David Medvedeff

Cowen and Company, LLC, Research Division

Okay. And then if I were to apply that to this quarter’s non-GAAP pretax income that is published in the press release, I would come to $0.39 of EPS, more or less?

Peter C. Halt

Chief Financial Officer

Correct. If we were providing the calculation, it would have that same result.

James David Medvedeff

Cowen and Company, LLC, Research Division

Great, great. That’s very helpful. So the next question that I have is expenses seem to be really well managed. In fact, they came in slightly lower than we were looking for. They’re down year-over-year, and in fact, they’re down sequentially as well in both categories. Well, in R&D and SG&A. How should we think about those going forward? Are these levels sustainable? Or do they drift back up or continue lower?

Thomas Carson

Chief Executive Officer, President and Executive Director

So I’ll let Peter just kind of the go forward. I think the couple of points I’d like, one, just from a pure company perspective, we have been incredibly diligent on cost management. That’s just been something that we have focused on pretty significantly over the last couple of years and frankly, as continued we said entering this year having a deal done with TiVo. Certainly, we have slowed down in areas like hiring, that we believe just makes a heck a lot of sense until you put the 2 businesses together to figure out what you really need. So we haven’t been as aggressive on the hiring side, specifically because of the TiVo activation. The other thing I would expect is I think we’re probably a little bit better on legal expenses, maybe in the first half and what you’re going to see in the second half of the year, just because of the litigation going. But I’ll Peter maybe comment.

Peter C. Halt

Chief Financial Officer

Keep in mind, if you recall the guidance we provided at the beginning of the year, we kept our cap cost structure flat year-on-year and provided within our cost structure for the current year, a meaningful amount of litigation cost related to the 2 remaining renewals. Clearly, you’re only now seeing us getting into preparing for the trial on the ITC and stuff like that. So a little bit of the cost in the second half. I should say there should be a little bit more cost in the second half related to litigation there was in the first half. But as Tom mentioned, we’ve done a lot of other things also to be taking cost out.

James David Medvedeff

Cowen and Company, LLC, Research Division

Okay. And then the final question that I have for now is you mentioned the analytics business is doing very well. And are you able to put any numbers at all around the advertising and data pieces?

Peter C. Halt

Chief Financial Officer

No, we haven’t provided numbers. They are small numbers, but we’re very, very positively encouraged by the direction that it’s going. Again, we don’t want people to overbuild any expectations for the current year, but we do see it as we’ve talked about our growth business for the future.

Operator

There are no further questions at this time. I will turn the call back over to the presenters.

Thomas Carson

Chief Executive Officer, President and Executive Director

Okay, guys, well, thank you very much. Appreciate everybody joining in the call. First, let me say I was very pleased with the way the quarter came out from a revenue perspective. We were very happy with the results there. Obviously, the bottom line results were also very good, so we’re very pleased with that. So just wanted to reiterate that. And look, the integration that’s going on with TiVo, we also feel like is going on a very positive track. And certainly, we are ready for day 1 and, hopefully, the deal closes in the latter part of Q3 moving forward. So I look forward to talking to all of you in the future as the new TiVo company. So again, thanks for your time and attention.

Operator

This concludes today’s conference call. You may now disconnect.

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of TiVo and expected transaction timing. A number of factors could cause Rovi’s and TiVo’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) the satisfaction of the closing conditions to the transaction, including the approval of the transaction by Rovi’s and TiVo’s stockholders; and 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Rovi and TiVo. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s Annual Report on Form 10-K for the period ended December 31, 2015 and Rovi’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, TiVo’s Annual Report on Form 10-K for the period ended January 31, 2016 and TiVo’s Quarterly Report on Form10-Q for the period ended April 30, 2016, and other securities filings which are on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, TiVo or Titan Technologies Corporation. Titan Technologies Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-211874) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction, as amended by Amendment No.1, dated July 8, 2016 and other documents regarding the proposed transaction described in this document with the Securities and Exchange Commission. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to stockholders of each of Rovi Corporation and TiVo Inc. seeking their approval of the transaction. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Titan Technologies Corporation and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on May 27, 2016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other documents regarding the proposed transaction. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.